UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-32897

UNITED SECURITY BANCSHARES
(Exact name of registrant as specified in its charter)

2126 Inyo Street
Fresno, California
(888) 683-6030
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Note: The registrant is a bank holding company as defined in Section 2 of the Bank Holding Company act of 1956, as amended.
Approximate number of holders of record as of the certification or notice date: 0*

•United Security Bancshares merged with and into Community West Bancshares on April 1, 2026, at which time the separate corporate existence of United Security Bancshares ended.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Community West Bancshares, as successor by merger to Community West Bancshares, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2026	COMMUNITY WEST BANCSHARES as successor by merger to United Security Bancshares

	By:	/s/ Shannon R. Livingston
	Name:	Shannon R. Livingston
	Title:	Executive Vice President and Chief Financial Officer